

September 14, 2010

Brian Kistler
Chief Executive Officer
Titan Holding Group, Inc.
531 Airport North Office Park
Fort Wayne, IN 46825

> **Re: Titan Holding Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 18, 2010**
> **File No. 333-168920**

Dear Mr. Kistler:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize…offerings for attempts to create the appearance that the registrant…has a specific business plan, in an effort to avoid the application of Rule 419." See Security Act Release No. 33-6932 (April 28, 1992).

    Your disclosure indicates that:

    - Your common stock is subject to the "penny stock" rules;

    - You have minimal operations;

- You have minimal revenues and have conducted little business activity;

- You have no assets;

- You will be unable to implement your business plan without substantial additional funding; and

- Your registration statement contains only general disclosure related to the nature of your business plan.

These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank-check company and should comply with Rule 419. Please revise the registration statement accordingly.

If you believe that you do not fall within the definition of a blank check company, please supplementally provide us with a detailed explanation as to why Rule 419 of Regulation C does not apply. In addition, please revise your registration statement to state that you do not consider yourself a blank check company and that you do not have any intention to engage in a reverse merger with any entity in an unrelated industry. We note, for example, that your risk factor disclosure on page 11 appears to contemplate your acquisition through a business combination. Further, please include appropriate disclosure to demonstrate your status as a non-blank check company, including a specific business plan for the next twelve months. In providing the specific business plan, the disclosure should incorporate the company's day-to-day operations. We may have additional comments following the review of your revised disclosures.

2. Please advise us as to all other registration statements of companies for which your officer and director may have acted as promoters, or in which they have a controlling interest, by describing in detail the nature and extent of the direct or indirect relationship between your officer and director and these companies and their affiliates. Your disclosure should indicate which companies are now viable or dormant, which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the Commission.

3. Please revise your disclosure throughout the filing to state that you are currently a shell company, as it appears from your disclosure that you have both nominal operations and no assets. See Rule 405 of Regulation C. In addition, revise your related Rule 144 disclosure to reflect that you are a shell company. Note that Rule 144 is not available for the resale of securities initially issued by issuers with nominal operations and no assets. See Rule 144(i)(1) of the Securities Act. Please also refer to Rule 144(i)(2) for further guidance.

4. Please remove redundant disclosure after the fee table and prior to the prospectus cover page.

5. Given your nominal sales please tell us how you determined you are not a development stage company as contemplated by ASC 915.10.20. If you determine that you are a development stage company please revise your financial statements to comply with ASC 915.205.45.

Prospectus Cover Page

6. Please reference the correct page on which your risk factor discussion commences. See Item 501(b)(5) of Regulation S-K.

Table of Contents, page 4

7. Please remove from your Table of Contents the sections that are not included in your prospectus. Please refer to Item 502(a) of Regulation S-K.

Prospectus Summary, page 5

8. Please disclose the number of securities being offered by affiliates.

Risk Factors, page 6

Risks Related To This Offering, page 11

(19) Since We Are Selling up to 10,000,000 Shares of Our Common Stock…, page 11

9. We note that you are characterizing this resale offering as a self-underwritten offering. Please provide us with your analysis as to why this offering should properly be viewed as a self-underwritten offering. In this regard, we note that you will not be receiving any of the proceeds from this offering.

Item 7. Selling Security Holders, page 16

10. Please describe the transactions and/or agreements pursuant to which your selling security holders acquired the shares of common stock that you are registering for resale.

11. We note your disclosure on page 18 that "[a]ll of the shares offered by this prospectus may be offered for resale, from time to time, by the selling shareholders… at fixed prices that may be changed…." Please revise your disclosure to reflect that shares described in the prospectus must be sold at the fixed price of $.01 per share unless and until a market develops for your shares, such as quotation on the Over-the-Counter Bulletin Board or listing on a national securities exchange.

Item 8. Plan of Distribution, page 18

Resale Offering, page 18

12. Please revise your disclosure in the fifth paragraph under this heading to reflect that the selling security holders are underwriters under the Securities Act.

Item 11. Information with Respect to the Registrant, page 20

Summary of product research and development, page 21

13. Please disclose here the amount you have spent on research and development, and describe the purpose of these research and development activities. In this regard, we note your disclosure on page 25 that you incurred $900 in research and development costs during the six month period ended June 30, 2010, for laboratory testing services paid to Blackstone Labs.

Description of Property, page 22

14. Please disclose the term of your lease agreement or other arrangement pursuant to which you use the office space that you refer to under this heading. See Item 102 of Regulation S-K. In this regard, we note your disclosure under the heading "Lease Arrangements" on page F-9.

Reports to Security Holders, page 24

15. Please revise your disclosure under this heading to clarify that once your registration statement is declared effective, you will file annual, quarterly, and current reports as required by the Securities Exchange Act of 1934, as amended.

Liquidity and Capital Resources, page 25

16. We note you have no established line of credit or assets as of June 30, 2010. Given this, please revise your filing to discuss how long you anticipate you will be able to continue operations (i.e. 3 months, 6 months, etc.) before seeking outside funding. If you plan to seek outside funding please provide a discussion of the steps taken to secure such funding.

Directors and Executive Officers, page 26

17. Please revise footnote (1) to clarify that Freedom Energy Holdings, Inc. is not "publically traded," but rather its quotations are listed on the Pink Sheets.

<u>Background of Executive Officers and Director, page 26</u>

18. Please briefly describe the nature of the business conducted by Freedom Energy Holdings, where Mr. Kistler serves as president and chairman; disclose whether Freedom Energy Holdings has generated any revenues from operations; and describe any direct or indirect relationship that your company had or intends to have with Freedom Energy Holdings. Further, indicate what impact Mr. Kistler's involvement with Freedom Energy Holdings may have on his ability to dedicate sufficient time toward developing your business, and advise us as to what consideration you have given to providing risk factor disclosure regarding other entities competing for Mr. Kistler's time. Please also comply with this comment with respect to any other entities or significant business activities involving Mr. Kistler.

<u>Security Ownership of Certain Beneficial Owners and Management, page 27</u>

19. Please update your disclosure under this heading as of the most recent practicable date.

<u>Transactions with Related Persons, Promoters and Certain Control Persons, page 28</u>

20. We note your disclosure under this heading and have the following comments:

- Provide the disclosure required by Item 404(a) and (c) of Regulation S-K with respect to each of your related party transactions to the extent not limited by Item 404(d)(1) of Regulation S-K.

- Indicate the dates and amounts of the advances described under this heading. Please also clarify who your "sole shareholder" is, given that your disclosure elsewhere in your prospectus reflects that you have more than one shareholder.

- Clarify why you are owed amounts from a related party. Your disclosure earlier in the same paragraph suggests that you have received advances from, rather than having provided loans to, a related party. We also note your disclosure on pages 7 and F-8.

- File the agreement(s) underlying the financing arrangements described under this heading. See Item 601(b)(10) of Regulation S-K.

<u>Director Independence, page 28</u>

21. Please indicate under this heading, as you do on pages 26 and 27, that Mr. Kistler also serves as your president and secretary and holds a majority of your outstanding common equity.

Item 15. Recent Sales of Unregistered Securities, page II-2

22. Please indicate the exemption from registration that you relied upon for each unregistered transaction and briefly state the facts that support the availability of such exemption. See Item 701(d) of Regulation S-K.

Item 16. Exhibits and Financial Statement Schedules, page II-3

Exhibit 23 – Auditor Consent

23. Please update your auditor's consent when you file the amendment to your Form S-1 that addresses the following:

- Clearly consent to the inclusion, rather than the mere reference, of the auditor's report in the prospectus.

- Reference the correct date of the auditor's report, which is August 10, 2010.

- Consent to the use of the auditor's name under the heading "Item 10. Interest of Named Experts and Counsel" in your prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Clifford J. Hunt, Esq.
        Law Office of Clifford J. Hunt P.A. (via facsimile to (727) 471-0447)